Exhibit 99.1

Theratechnologies Completes 1-for-4 Reverse Stock Split

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Issued and outstanding common shares were consolidated on the basis of 1 post-consolidation share for each 4 pre-consolidation shares issued and outstanding, to regain compliance with NASDAQ listing requirements

Montreal, Canada – July 31, 2023 – Theratechnologies Inc. (“Theratechnologies”, the “Company”, or “we”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has completed the previously announced consolidation of the issued and outstanding common shares of the Company’s share capital on the basis of one (1) post- consolidation share for each four (4) pre-consolidation shares issued and outstanding (the “Consolidation”).

The Consolidation received the applicable regulatory approvals, including from the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market (“NASDAQ”). No shareholder approval was required for the Consolidation to come into effect. The Company’s common shares began trading on the TSX and the NASDAQ on a consolidated basis on July 31, 2023.

No fractional common share were issued in connection with the Consolidation and, in the event that a shareholder would otherwise have been entitled to receive a fractional share upon such Consolidation, the number of common shares to be received by such shareholder was rounded up (if the fraction is half a share or more) or down (if the fraction is less than half a share) to the nearest whole common share, provided that no shareholder shall hold less than a single common share as a result of the Consolidation.

Shareholders who hold their common shares electronically either in direct registered book-entry form via a direct registration system advice/statement (“DRS”) with Computershare Trust Company of Canada (“Computershare”), the Company’s transfer agent, or in “street name” through an intermediary like a bank, broker or other nominee, will not need to take any action as the Consolidation should automatically be reflected in the transfer agent’s records and on such shareholders’ next account statement. Intermediaries may have specific procedures for processing the Consolidation, including the treatment of fractional shares.

Shareholders holding paper stock certificates were sent by Computershare a letter of transmittal which will enable them to exchange their old share certificates for a DRS representing the number of new post-Consolidation common shares they hold. Until surrendered, each stock certificate representing pre-Consolidation common shares will be deemed for all purposes to represent the number of whole post-Consolidation common shares to which the shareholder is entitled as a result of the Consolidation. A copy of the letter of transmittal is available on the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the potential impact of the Consolidation on the trading price of the Company’s common shares and regaining compliance with NASDAQ listing requirements. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the change in the trading price of the Company’s common shares upon completion of the Consolidation will be correlated with and proportionate to the ratio upon which the Consolidation is being made and compliance with the NASDAQ minimum listing requirements will be maintained. Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the price variation in the Company’s common shares as a result of the Consolidation or other factors affecting the business and affairs of the Company. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

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